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We are proud to announce the launch of our Wefunder campaign!

It's actually quite poetic. Until crowd equity funding regulations were enacted, only wealthy, accredited investors could invest in early stage companies. So the people who least contributed to, and who will be most affected by, climate change were not able to participate in this critical aspect of creating solutions - unfairly unable to take advantage of the opportunities that always come along with such crises.

But now anyone can invest as little as $100 and own a piece of a solution that they believe in. Please share and of course we invite you to come aboard!

Feel free to reach out to me with any questions.

https://lnkd.in/gReBfqYk

*note: we are in the "testing the waters" phase of the campaign and you won't need to actually cut a check until we hit our goal.



Invest in Blue Dot Motorworks: Convert any gas guzzler into a plug-in hybrid quickly and inexpensively
wefunder.com

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We are proud to announce the public launch of our Wefunder campaign!
It's actually quite poetic. Until crowd equity funding regulations were enacted, only wealthy, accredited investors could invest in early stage companies. So the people who least contributed to, and who will be most affected by, climate change were not able to participate in this critical aspect of creating solutions - unfairly unable to take advantage of the opportunities that always come along with such c…
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WEFUNDER.COM
Invest in Blue Dot Motorworks: Convert any gas guzzler into a plug-in hybrid quickly and inexpensively
Invest as little as $100 in startups and small businesses. Wefund

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We are proud to announce the public launch of our Wefunder campaign!

It's actually quite poetic. Until crowd equity funding regulations were enacted, only wealthy, accredited investors could invest in early stage companies. So the people who least contributed to, and who will be most affected by, climate change were not able to participate in this critical aspect of creating solutions - unfairly unable to take advantage of the opportunities that always come along with such crises.

But now anyone can invest as little as $100 and own a piece of a solution that they believe in. We invite you to come aboard or pass along to anyone you think might be interested.

Feel free to reach out to me with any questions.

https://wefunder.com/bluedotmotorworks

*note: we are in the "testing the waters" phase of the campaign and you won't need to actually cut a check until we hit our goal.



INVEST IN BLUE DOT MOTORWORKS

Convert any gas guzzler into a plug-in hybrid quickly and inexpensively